UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended        December 31, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


Commission file number          0-20382

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

DANSKIN, INC. SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                  DANSKIN, INC.
                               111 W. 40th Street
                               New York, NY 10018

                           DANSKIN, INC. SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                  AS OF DECEMBER 31, 1996 AND DECEMBER 31, 1995


                                TABLE OF CONTENTS




Report of Independent Certified Public                        F-1 - F-4
Accountants

Statements of Net Assets Available for Plan
           Benefits as of  December 31, 1996
           and December 31, 1995.                             F-5

Statements of Changes in Net Assets Available
           for Plan Benefits for the year ended
           December 31, 1996.                                 F-6

Notes to Financial Statements                                 F-7 - F-13

Supplemental Schedules:
Item 27(a) - Schedule of Assets Held for
           Investment Purposes as of December 31, 1996.              S-1

Item 27(d) - Schedule of Reportable Transactions
           for the year ended December 31, 1996.                     S-2

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees of
         Danskin, Inc. Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of DANSKIN, INC. SAVINGS PLAN (the "Plan") as of December 31, 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Danskin, Inc. Savings Plan as of December 31, 1995 were audited by other auditors whose report dated June 28, 1996, expressed an unqualified opinion on these matters.

We conducted an audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

                                 Grant Thornton LLP


New York, New York
June 26, 1997

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






We consent to the incorporation by reference in the registration statements of Danskin, Inc. on Forms S-8 (Registration Nos. 33-89692 33-53852 and 33-67644) of our report dated June 26, 1997 on our audit of the financial statements and supplemental schedules of Danskin, Inc. Savings Plan as of December 31, 1996 and for the year then ended, which report is included in this Annual Report on Form 11-K.

                                 Grant Thornton LLP

New York, New York
June 26, 1997

                    [LETTERHEAD OF COOPERS & LYBRAND L.L.P.]


                       Report of Independent Accountants

To the Trustees of
 Danskin, Inc. Savings Plan:


We have audited the accompanying Statement of Net Assets Available for Plan Benefits of DANSKIN, INC. SAVINGS PLAN (the "Plan") as of December 31, 1995. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of DANSKIN, INC. SAVINGS PLAN as of December 31, 1995, in conformity with generally accepted accounting principles.


                                                    /s/ Coopers & Lybrand L.L.P.
                                                        COOPERS & LYBRAND L.L.P.

New York, N.Y.
June 28, 1996

                    [LETTERHEAD OF COOPERS & LYBRAND L.L.P.]


                       Consent of Independent Accountants


We consent to the incorporation by reference in the registration statements of Danskin, Inc. on Form S-8 (Registration Nos. 33-53852 and 33-67644) of our report dated June 28, 1996 on our audit of the Statement of Net Assets Available for Plan Benefits of the Danskin, Inc. Savings Plan as of December 31, 1995, which report is included in this Annual Report on Form 11-K.


                                                    /s/ Coopers & Lybrand L.L.P.
                                                        COOPERS & LYBRAND L.L.P.



New York, N.Y.
July 9, 1997

                           Danskin, Inc. Savings Plan
               Statement of Net Assets Available for Plan Benefits
                          As of December 31, 1996 and
                               December 31, 1995

                                                                                                 ---------------------------
                                                                                                  Travelers
                                                                                                  Insurance
                                                         Liquid Assets      Liquid Assets          Capital         Capital
                                              Treasury      Holding         Company Stock        Preservation   Preservation
                                             Trust Fund     Account        Holding Account           Fund           Fund
                                             -------------------------   ---------------------   ------------   ------------
                                             Dec. 1996     Dec. 1995     Dec. 1996   Dec. 1995     Dec. 1996      Dec. 1995
                                             ---------     ---------     ---------   ---------     ---------      ---------
Assets:
  Investments (See Note 2):
      Pooled Funds                                                                                $2,250,901     $2,927,504
       (cost $2,250,901 and
         $2,927,504 respectively)

      Mutual Funds
        (cost $3,538,760 and
           $2,611,728 respectively)
      Danskin, Inc. Common Stock
        (85,255 shares and 69,985 shares,
          cost $284,874 and $276,335
          respectively)
                                              --------     ----------     ---------   ---------   ----------     ----------

                                              --------     ----------     ---------   ---------   ----------     ----------

  Receivables
      Employer Contributions
      Participant Contributions
      Loans Receivable from Participants
                                              --------     ----------     ---------   ---------   ----------     ----------

                                              --------     ----------     ---------   ---------   ----------     ----------

  Cash and Cash Equivalents:                  $175,778     $173,552                     $2,813
                                              --------     --------       ---------   ---------   ----------     ----------
                                              $175,778     $173,552                     $2,813    $2,250,901     $2,927,504


Net Assets Available for Plan Benefits:       $175,778     $173,552                     $2,813    $2,250,901     $2,297,504
                                              ========     ========       =========     ======    ==========     ==========



                                                                          Participant Directed
                                             -----------------------------------------------------------------------------
                                             Fidelity                    Fidelity
                                             Advisors                     Advisor
                                              Growth                       High                       Danskin, Inc.
                                            Opportunity   Conservative    Yield       Income          Company Stock
                                             Portfolio     Equity Fund     Fund        Fund               Fund
                                             ----------   ------------   ---------   ---------     -------------------------
                                             Dec. 1996     Dec. 1995     Dec. 1996   Dec. 1995     Dec. 1996      Dec. 1995
                                             ---------     ---------     ---------   ---------     ---------      ---------
Assets:
  Investments (See Note 2):
      Pooled Funds
       (cost $2,250,901 and
         $2,927,504 respectively)

      Mutual Funds                           $1,899,143    $1,424,163     $701,206    $741,636
        (cost $3,538,760 and
           $2,611,728 respectively)
      Danskin, Inc. Common Stock                                                                  $191,824       $314,933
        (85,255 shares and 69,985 shares,
          cost $284,874 and $276,335
          respectively)
                                             ----------    ----------     --------    --------    --------       --------

                                             ----------    ----------     --------    --------    --------       --------


  Receivables
      Employer Contributions
      Participant Contributions
      Loans Receivable from Participants
                                             ----------    ----------     --------    --------    --------       --------

                                             ----------    ----------     --------    --------    --------       --------

  Cash and Cash Equivalents:
                                             ----------    ----------     --------    --------    --------       --------
                                             $1,899,143    $1,424,163     $701,206    $741,636    $191,824       $314,933


Net Assets Available for Plan Benefits:      $1,899,143    $1,424,163     $701,206    $741,636    $191,824       $314,933
                                             ==========    ==========     ========    ========    ========       ========


                                             -------------------------------------------------
                                             MFS Trust
                                             Emerging
                                              Growth       Aggressive          Vanguard
                                               Fund          Equity             Index                  Participant Loan
                                             Portfolio        Fund               Fund                        Fund
                                             ----------   ------------   ---------------------   ---------------------------
                                             Dec. 1996     Dec. 1995     Dec. 1996   Dec. 1995     Dec. 1996      Dec. 1995
                                             ---------     ---------     ---------   ---------     ---------      ---------
Assets:
  Investments (See Note 2):
      Pooled Funds                           $883,442      $247,536       $375,571
       (cost $2,250,901 and
         $2,927,504 respectively)

      Mutual Funds
        (cost $3,538,760 and
           $2,611,728 respectively)
      Danskin, Inc. Common Stock
        (85,255 shares and 69,985 shares,
          cost $284,874 and $276,335
          respectively)
                                             ----------    ----------     --------    --------    --------       --------

                                             ----------    ----------     --------    --------    --------       --------


  Receivables
      Employer Contributions
      Participant Contributions
      Loans Receivable from Participants                                                          $177,280       $119,059
                                             --------      --------       --------    --------    --------       --------

                                             --------      --------       --------    --------    --------       --------

  Cash and Cash Equivalents:
                                             --------      --------       --------    --------    --------       --------
                                             $883,442      $247,536       $375,571                $177,280       $119,059


Net Assets Available for Plan Benefits:      $883,442      $247,536       $375,571                $177,280       $119,059
                                             ========      ========       ========    ========    ========       ========


                                                     TOTAL
                                             ---------------------
                                             Dec. 1996     Dec. 1995
                                             ---------     ---------
Assets:
  Investments (See Note 2):
      Pooled Funds                           $2,250,901    $2,927,504
       (cost $2,250,901 and
         $2,927,504 respectively)

      Mutual Funds                            3,859,362     2,413,335
        (cost $3,538,760 and
           $2,611,728 respectively)
      Danskin, Inc. Common Stock                191,824       314,933
        (85,255 shares and 69,985 shares,
          cost $284,874 and $276,335
          respectively)
                                             ----------    ----------
                                              6,302,087     5,655,772
                                             ----------    ----------


  Receivables
      Employer Contributions
      Participant Contributions
      Loans Receivable from Participants        177,280       119,059
                                             ----------    ----------
                                                177,280       119,059
                                             ----------    ----------
      Cash and Cash Equivalents:                175,778       176,365
                                             ----------    ----------
                                             $6,655,145    $5,951,196


Net Assets Available for Plan Benefits:      $6,655,145    $5,951,196
                                             ==========    ==========

                       Statement of Changes in Net Assets
                           Available for Plan Benefits
                      For the year ended December 31, 1996


                                                                                               -------------------------------
                                                                                                 Travelers
                                                                             Liquid Assets       Insurance          Capital
                                          Treasury Trust    Liquid Assets    Company Stock        Capital         Preservation
                                              Fund         Holding Account   Holding Account   Preservation Fund      Fund
                                          --------------   ---------------   ---------------   -----------------  ------------
Net assets available for plan benefits
    beginning of year                             0             173,552              2,813                  0        2,927,504

Additions (deductions) to (from)
    net assets attributed to:

     Net unrealized (depreciation) appre-
     ciation in fair value of investments         0                   0                  0                  0                0
      Realized gains (losses)                     0                   0                  0                  0             (391)
       Interest and dividends                 3,312               2,233                283             58,328           89,679
                                            -------            --------           --------          ---------       ----------
                                              3,312               2,233                283             58,328           89,288
                                            -------            --------           --------          ---------       ----------

Contributions:
    Employer                                      0                   0                  0             20,396           21,331
     Employee                                     0                   0                  0             97,556          101,162
     Rollovers                                    0                   0                  0                  0              365
                                            -------            --------           --------          ---------       ----------
                                                  0                   0                  0            117,952          122,858
                                            -------            --------           --------          ---------       ----------
                         Total additions      3,312               2,233                283            176,280          212,146
                                            -------                               --------          ---------       ----------

Deductions from net assets attributed to:
    Withdrawals                                   0                   0                  0            102,038          244,517
     Forfeitures                                  0                   0                  0              2,186            5,930
                                            -------            --------           --------          ---------       ----------
                                                  0                   0                  0            104,224          250,447
                                            -------            --------           --------          ---------       ----------

            Transfers between funds, net    172,466            (175,785)            (3,096)         2,178,845       (2,889,203)

Net increase (decrease) in net assets
available for plan benefits                 175,778            (173,552)            (2,813)         2,250,901       (2,927,504)
                                            -------            --------           --------          ---------       ----------
Net assets available for plan benefits
    end of year                             175,778                   0                 (0)         2,250,901                0
                                            =======            ========           ========          =========       ==========

                                                                       Participant Directed
                                           --------------------------------------------------------------------------------
                                             Fidelity
                                             Advisor                    Fidelity                             MFS Service
                                             Growth      Conservative   Advisor             Danskin, Inc.      Trust
                                           Opportunity      Equity     High Yield  Income   Company Stock  Emerging Growth
                                            Portfolio        Fund         Fund      Fund        Fund            Fund
                                           -----------   ------------  ---------- --------  -------------  ---------------
Net assets available for
    plan benefits beginning
    of year                                         0      1,424,163           0   741,636     314,933             0

Additions (deductions) to (from)
    net assets attributed to:

     Net unrealized (depreciation) appre-
     ciation in fair value of investments     176,902                     12,845              (131,648)       91,437
      Realized gains (losses)                   2,440         (5,114)        907   (20,753)    (33,648)            0
       Interest and dividends                 100,947         15,125      37,223    25,358           0        10,603
                                            ---------     ----------    --------  --------    --------       -------
                                              280,289         10,011      50,975     4,605    (165,296)      102,040
                                            ---------     ----------    --------  --------    --------       -------

Contributions:
    Employer                                   26,120         11,304      10,003     8,685     104,282        16,221
     Employee                                 101,289         75,442      44,388    38,602      18,060        79,716
     Rollovers                                    828          6,772           0    11,286         182           497
                                            ---------     ----------    --------  --------    --------       -------
                                              128,237         93,518      54,391    58,573     122,524        96,434
                                            ---------     ----------    --------  --------    --------       -------
                         Total additions      408,526        103,529     105,366    63,178     (42,772)      198,474
                                            ---------     ----------    --------  --------    --------       -------

Deductions from net assets attributed to:
    Withdrawals                                68,306         80,226      22,962    77,575      27,881        20,158
     Forfeitures                                6,295            655       1,178       408       8,632         5,063
                                            ---------     ----------    --------  --------    --------       -------
                                               74,601         80,881      24,140    77,983      36,513        25,221
                                            ---------     ----------    --------  --------    --------       -------

Transfers between funds, net                1,565,218     (1,446,811)    619,980  (726,831)    (43,824)      710,189

Net increase (decrease) in net assets
available for plan benefits                 1,899,143     (1,424,163)    701,206  (741,636)   (123,109)      883,442
                                                          ----------    --------  --------    --------       -------
Net assets available for plan benefits
    end of year                             1,899,143              0     701,206        (0)    191,824       883,442
                                            =========     ==========    ========  ========    ========       =======



                                              -------------------------
                                              Aggressive       Vanguard
                                                Equity          Index      Participant Loan
                                                 Fund            Fund            Fund            Total
                                              ----------       --------    ----------------      -----
Net assets available for plan benefits
    beginning of year                            247,536             0             119,059      5,951,196

Additions (deductions) to (from)
    net assets attributed to:

     Net unrealized (depreciation) appre-
     ciation in fair value of investments                       40,219                   0        189,755
      Realized gains (losses)                      7,419             5                   0        (49,135)
       Interest and dividends                                    5,547               8,587        357,225
                                              ----------       -------          ----------     ----------
                                                   7,419        45,771               8,587        497,845
                                              ----------       -------          ----------     ----------

Contributions:
    Employer                                       9,020         5,615                   0        232,977
     Employee                                     42,565        25,065                   0        623,845
     Rollovers                                     4,696           331                   0         24,957
                                              ----------       -------          ----------     ----------
                                                  56,281        31,011                   0        881,779
                                              ----------       -------          ----------     ----------
                            Total additions       63,700        76,782               8,587      1,379,624
                                             ----------        -------          ----------     ----------

Deductions from net assets attributed to:
    Withdrawals                                      663           917                   0        645,243
     Forfeitures                                      85             0                   0         30,432
                                              ----------       -------          ----------     ----------
                                                     748           917                   0        675,675
                                              ----------       -------          ----------     ----------

Transfers between funds, net                    (310,488)      299,706              49,634              0

Net increase (decrease) in net assets
available for plan benefits                     (247,536)      375,571              58,221        703,949
                                              ----------       -------          ----------     ----------
Net assets available for plan benefits
    end of year                                        0       375,571             177,280      6,655,145
                                              ==========       =======          ==========     ==========


                           DANSKIN, INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

     The following descriptions of the Danskin, Inc. (The "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all non-union, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service", as defined in the Plan document.

     Contributions:

     Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc. Company Stock Fund. Such election by the participant may be revised on a monthly basis. In addition, the participant may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

     Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the year ended December 31, 1996 approximately $30,432 were forfeited and used to reduce the Company Match.

     Allocations and Vesting:

     Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the Fund which earned the income.

     Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:

          Years of Company Service                    Percentage Vested
          ------------------------                    -----------------
               Less than 3                                   0%
                   3                                        33%
                   4                                        66%
                   5                                       100%

     Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

     Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

     Benefit Distributions:

     Upon termination for any reason, participants are entitled to all of their vested balances in a lump sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

     The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

     The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

2.   Summary of Significant Accounting Policies

     a)  Basis of Presentation:

         The accompanying financial statements have been prepared on the accrual basis of accounting, however, obligations for withdrawals and distributions are recorded when paid.

     b)  Valuation of Investments:

         Investments included in the Statements of Net Assets Available for Plan Benefits are recorded in the following manner:

         Travelers Insurance Capital Preservation Fund - Twelve month instruments bearing interest at market rates which are valued at cost which approximates market.

         Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

         Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

         MSF Emerging Growth Fund - at fair value based on quotation from NASDAQ.

         Vanguard Index Fund - at fair value based on quotation from NASDAQ.

         Danskin, Inc. Company Stock Fund - at fair value based on quoted market price from NASDAQ.

     c)  Administrative Expenses:

         Administrative expenses incurred by the Plan have been absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

     d)  Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     e)  Risks and Uncertainties:

         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   Treasury Trust Fund

     All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

4.   Investment Funds

     The plan offers six investment funds. The Travelers Insurance Capital Preservation Fund invests in twelve month instruments. The Fidelity Growth Opportunity Fund consists of investments in common and preferred stocks of various companies. The Fidelity Advisor High Yield Fund primarily invests in U.S. Government securities and bonds. The Danskin, Inc. Company Stock Fund invests in the common stock of Danskin, Inc. purchased either from the Company or in the market at prevailing market rates. The MFS Emerging Growth Fund, consists of common stocks of emerging smaller size companies with new or innovative products. The sixth investment fund, the Index Fund, was established effective June 1, 1996. It is managed by Vanguard and invests in the common stock of companies included in the Standard & Poor's 500 index.

     Effective June 1, 1996, the following investment funds were replaced by new investment options.

     o The Capital Preservation Fund was replaced by the Traveler's Insurance Capital Preservation Fund.

     o The Conservative Equity Fund was replaced by the Fidelity Advisor Growth Opportunities Portfolio.

     o The Income Fund was replaced by the Fidelity Advisor High Yield Fund.

     o The Aggressive Equity Fund was replaced by the MFS Emerging Growth A
       Fund.

     o The Danskin, Inc. Company Stock Fund remains unchanged.

     The intent of the new investment options mirrors the old investment options.

     Participants may reinvest their contributions, matching company contributions, discretionary company contributions and rollover contributions in multiple of 10% in any combination among these funds.

     The number of participants in each fund was as follows:

                                                                                     Dec. 31          Dec.31
                                                                                      1996             1995
                                                                                     -------          ------
     Travelers Insurance Capital Preservation Fund (1996)                            205              268
              Capital Preservation Fund - Series E (1995)

     Fidelity Advisor Growth Opportunities Portfolio (1996)                          180              156
              Dreyfus Fund (Conservative Equity Fund 1995)

     Fidelity Advisor High Yield Fund Class B (1996)                                 121              126
              Dreyfus Short Intermediate Government Fund
              (Income Fund 1995)

     MFS Series Trust II Emerging Growth Fund Class A (1996)                         128              244
              Dreyfus New Leaders Fund (Aggressive Equity
              Fund 1995)

     Vanguard Index Trust 500 Portfolio                                              58

     Danskin, Inc. Company Stock Fund                                                223               66

5.   Termination of the Plan

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

6.   Tax Status

     The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.   Accounting for Distribution to Withdrawn Participants

     All amounts elected to be withdrawn by participants are recorded only when disbursed by the Plan. As of December 31, 1996 and December 31, 1995, $342,745 and $13,020 respectively, has been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement of these funds from the Plan has not yet been made.

     The following is a reconciliation of net assets available for plan benefits reported on the financial statements to the Form 5500:

                                                                   December 31, 1996         December 31, 1995
                                                                   -----------------         -----------------
     Net assets available for plan benefits per
     the financial statements                                           $6,655,145                  $5,951,196

     Amounts allocated to withdrawing
     participants                                                         (342,745)                    (13,020)
                                                                         ---------                    --------

     Net assets available for plan benefits per                         $6,312,400                  $5,938,176
     the Form 5500                                                      ==========                  ==========

     The following is a reconciliation for withdrawals per the financial statement to the Form 5500:

                                                               Year Ended                   Year Ended
                                                           December 31, 1996             December 31, 1995
                                                           -----------------             -----------------
     Withdrawals per the financial statements                  $645,243                     $952,985

       Add: Amounts allocated to withdrawals                   $342,746                      $13,020
       at December 31, 1996 and December
       31, 1995

       Less: Amounts allocated to withdrawals                   (13,020)                    (242,587)
       at December 31, 1996 and 1995                           --------                     --------

       Withdrawals per the Form 5500                           $974,969                     $723,418
                                                               ========                     ========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for claims processed and approved for payment prior to December 31, 1996 and December 31, 1995, but not yet paid as of that date.

8.   Change of Trustee

     Effective April 15, 1996, the members of the Employee Benefits Committee of Danskin, Inc. replaced Dreyfus Trust Company as Trustee with Sumitomo Bank of California as Successor Trustee.

                           DANSKIN, INC. SAVINGS PLAN
                       EMPLOYER IDENTIFICATION #72-1284179
                                    PLAN #001

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               FORM 5500, ITEM 27(a)

                             AS OF DECEMBER 31, 1996

                                              No. of Shares/
                                                Par Value               Cost               Market Value
                                              --------------            ----               ------------
Pooled Funds
------------

Travelers Insurance
Capital Preservation Fund                      2,227,384               $2,250,901            $2,250,901

Mutual Funds
------------

Fidelity Advisor Growth
Opportunity                                       53,800               $1,722,841            $1,899,143

Fidelity Advisor High Yield
Fund                                              57,618                 $688,361              $701,206

MFS Service Trust II --
Emerging Growth Fund
Class A                                           29,166                 $792,206              $883,442

Vanguard Index Trust
500 Portfolio                                      5,431                 $335,352              $375,571

Common Stock
------------

Danskin, Inc.                                     85,255                 $284,874              $191,824
                                                                         --------              --------

                      Total Investments                                $6,074,535            $6,302,087

Loan Receivable                                                          $177,280              $177,280

Cash and Cash Equivalents                                                $175,778              $175,778
                                                                         --------              --------

Total Assets Held for                                                  $6,427,593            $6,655,145
Investment Purposes                                                    ==========            ==========

                           DANSKIN, INC. SAVINGS PLAN
                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500 ITEM 27(d)

                        FOR THE YEAR ENDED DECEMBER 1996

                               SINGLE TRANSACTIONS

Description                                                                                                           Net Gain
Cash and Cash Equivalents                                  Purchase             Sales               Cost              (or Loss)
-------------------------                                  --------             -----               ----              ---------
Sumitomo Bank of California                                                  $4,772,459           $4,772,459                 --
Money Market Premium Account

Sumitomo Bank of California Money                          $4,772,459
Market Premium Account

Pooled Funds
------------

Capital Preservation Fund Series E                                              559,968              559,968

Capital Preservation Fund Series E                                            2,386,483            2,386,483

Travelers Capital Preservation Fund                         2,386,483

Mutual Funds
------------

Dreyfus Fund                                                                  1,438,002            1,698,361         $(260,359)

Dreyfus Short Intermediate                                                      617,484              643,283           (25,799)
Government Fund

Dreyfus New Leaders Fund                                                        350,189              316,840             33,349

Fidelity Advisor High Yield Fund                            1,438,002

Fidelity Advisor High Yield Fund                              619,405

MFS Service Trust II Emerging                                 349,468
Growth Fund Class A

                           DANSKIN, INC. SAVINGS PLAN
                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                               FORM 5500 ITEM 27(d)

                        FOR THE YEAR ENDED DECEMBER 1996

      SERIES OF TRANSACTIONS IN THE SAME SECURITY AND WITH THE SAME PERSON

                                                                                                              Net Gain
Description                                      Purchase               Sales                Cost             (or Loss)
-----------------                                --------               -----                ----            ----------
Cash and Cash Equivalents
-------------------------

Dreyfus Liquid Assets Holding               $  647,995             $ 824,360         $  824,360               ---
Account(Dreyfus)                                    77                    24
Number of Transactions


Trust for Federal Securities
Treasury Trust Fund (Sumitomo)                 888,853               722,621            722,621
Number of Transaction                               46                    27

Sumitomo Bank of California Money
Market Premium Account (Sumitomo)            4,798,245             4,798,245          4,798,245
Number of Transactions                               2                     2

Pooled Funds
------------

Capital Preservation Fund - Series E           117,768             3,045,272          3,045,272               ---
Number of Transactions (Drcyfus)                     7                     4

Capital Preservation Fund - Series E
(Sumitomo)                                         ---             2,952,769          2,952,769               ---
Number of Transactions                                                     3

Travelers Insurance Capital                  2,434,558               241,594         $  241,985         $    (391)
Preservation Fund (Sumitomo)
Number of Transactions

Mutual Funds                                    65,928             1,641,357          1,698,982           (57,625)
------------                                         4                     3

Dreyfus Fund  (Dreyfus)
Number of Transactions
                                                                   1,456,272          1,667,339          (211,067)
Dreyfus Fund (Sumitomo)                                                    2
Number of Transactions

Dreyfus Short Intermediate (Dreyfus)            50,149               772,576            807,217           (34,641)
Government Fund                                      7                     4
Number of Transactions

                           DANSKIN, INC. SAVINGS PLAN
                    SCHEDULE OF 50% REPORT TABLE TRANSACTIONS
                               FORM 5500 ITEM 27(d)

                        FOR THE YEAR ENDED DECEMBER 1996
       SERIES OF TRANSACTION IN THE SAME SECURITY AND WITH THE SAME PERSON
                                   (CONTINUED)

                                                                                                                 Net Gain
Description                                       Purchase                 Sales                Cost             (or Loss)
-----------                                       --------                 -----                ----             ---------
Dreyfus Short Intermediate Government Fund
(Sumitomo)                                                                $702,283
Number of Transactions                                                           2            $731,881           $(29,604)

Dreyfus New Leaders Fund (Dreyfus)                  $   95,235             385,992
Number of Transactions                                       5                   1             316,840             69,152

Dreyfus New Leaders Fund
(Sumitomo)                                                                 350,189
Number of Transactions                                                           1             316,840             33,349


Fidelity Advisor Growth
Opportunities Portfolio (Sumitomo)                   1,636,890              18,036
Number of Transactions                                       4                   3              15,596              2,440

Fidelity Advisor High Yield Fund
Class B (Sumitomo)                                     702,720              52,385
Number of Transactions                                       4                   3              51,578                807

MFS Series Trust II
Emerging Growth Fund Class A (Sumitomo)                781,603
Number of Transactions                                       8

Vanguard Index Trust 500 Portfolio (Sumitomo)          329,886                  87
Number of Transactions                                       5                   1                  81                  6

Common Stock
Danskin, Inc Common Stock Fund                          18,443             113,921
Number of Transactions                                       9                   8             144,253            (30,332)



There were no reportable series of non-security transactions with the same person.

Pursuant to the requirement of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Danskin, Inc. Savings Plan by the undersigned thereunto duly authorized.



DANSKIN, INC. SAVINGS PLAN



By:      /s/ Beverly Eichel
         ---------------------------
         Beverly Eichel
         Chairperson of the Employee
         Benefits Committee


         Dated June 26, 1997